AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 2007
SECURITIES ACT FILE NO. ___________
INVESTMENT COMPANY ACT FILE NO. 811-08110
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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SCHEDULE TO

ISSUER TENDER OFFER STATEMENT
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(Pursuant To Section 13(E) (1) Of The
Securities Exchange Act of 1934)

SPECIAL SITUATIONS FUND III, L.P.
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(Name of Issuer)

SPECIAL SITUATIONS FUND III, L.P.
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(Names of Person Filing Statement)

LIMITED PARTNERSHIP UNITS
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(Title of Class of Securities)

NOT APPLICABLE
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(CUSIP Number of Class of Securities)

AUSTIN W. MARXE
c/o SPECIAL SITUATIONS FUNDS
527 MADISON AVENUE, SUITE 2600
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 319-6670
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(Name, Address and Telephone Number of Person Authorized To
Receive Notices and Communications On Behalf of Person(S) Filing Statement)
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COPIES TO:
ALLEN B. LEVITHAN, ESQ.
LOWENSTEIN SANDLER PC
65 LIVINGSTON AVENUE
ROSELAND, NEW JERSEY 07068-1791
TELEPHONE: (973) 597-2406
FAX: (973) 597-2407

        S5313/3

        10/01/2007 2040027.02

CALCULATION OF FILING FEE

Transaction Valuation: $2,114,663.91*      Amount of Filing Fee: $248.90**

* Transactional valuation equals the aggregate maximum purchase price to be paid for Units in the Offer as estimated for purposes of calculating the filing fee only.  Calculated assuming that 5% of the aggregate amount of Units outstanding as of September 26, 2007 is purchased in the Offer at the unaudited net asset value per Unit calculated as of September 26, 2007.

** Calculated as the Transaction Valuation multiplied by 0.0001177.

[ ]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: ________________ Filing Party: _________________
        Form or Registration No.:_______________ Date Filed: ___________________

[  ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [  ]   third-party tender offer subject to Rule 14d-1.

      [X]  issuer tender offer subject to Rule 13e-4.

      [  ]  going-private transaction subject to Rule 13e-3.

      [  ]  amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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ITEM 1.  SUMMARY TERM SHEET.

Reference is made to the Summary Term Sheet in the Notice of Tender Offer (the "Notice of Offer") that is attached as Exhibit A and is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)  The name of the issuer is Special Situations Fund III, L.P. (the "Fund"), a closed-end investment company organized as a Delaware limited partnership and registered under the Investment Company Act of 1940, as amended (the “1940 Act”).  The principal executive offices of the Fund are currently located at 527 Madison Avenue, Suite 2600, New York, New York 10022, (212) 319-6670.

(b) The title of the securities being sought is units of limited partnership interests ("Units"). As of July 1, 2007 there were approximately 1,787.7369 Units issued and outstanding.

(c)   There is currently no established trading market for the Units.

(d)-(f)  Not applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is tendering for its own Units. The principal executive offices of the Fund are currently located at 527 Madison Avenue, Suite 2600, New York, New York 10022, (212) 319-6670.

(b)-(d) Not applicable.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)(1)

        (i)   The Fund is seeking tenders for up to 5% of the total outstanding Units held by limited partners of the Fund (“Limited Partners”) for a cash payment equal to the net asset value (the "NAV") per Unit of the Units tendered as calculated on December 31, 2007 (the “Offer”).

        (ii)  For each Unit tendered, the security holder will receive a cash amount equal to the NAV per Unit of the Fund calculated on December 31, 2007, upon the terms and subject to the conditions set forth in the Notice of Offer.  Reference is hereby made to Section 2 "The Offer" of the Notice of Offer, which is incorporated herein by reference.

(iii) The Offer is scheduled to expire on November 1, 2007. Reference is hereby made to Section 5 "Certain Conditions of the Offer" of the Notice of Offer, which is incorporated herein by reference.

        (iv)   Not applicable.

        (v)  The Offer may not be extended.

(vi) Reference is hereby made to Section 4 "Withdrawal Rights" of the Notice of Offer, which is incorporated herein by reference.

(vii) Reference is hereby made to Section 3 "Procedure for Tenders" and Section 4 "Withdrawal Rights" of the Notice of Offer, which are incorporated herein by reference.

(viii) Reference is hereby made to Section 3 "Procedure for Tenders" of the Notice of Offer, which is incorporated herein by reference.

        (ix)   The maximum percentage of Units to be purchased in the Offer is 5% of the total Units outstanding.  If the Offer is oversubscribed, the Fund will repurchase Units tendered on a pro rata basis (based upon the number of Units submitted for purchase by each such holder).  Reference is hereby made to Section 2 “The Offer” of the Notice of Offer, which is incorporated herein by reference.

         (x)   Not applicable.

(xi) Reference is hereby made to Section 6 "Certain Federal Income Tax Consequences" of the Notice of Offer, which is incorporated herein by reference.

(xii) Reference is hereby made to Section 6 "Certain Federal Income Tax Consequences" of the Notice of Offer, which is incorporated herein by reference.

(a)(2)  Not applicable.

(b)  No Units will be purchased from any officer, director or affiliate of the Fund.

(c)-(f) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)-(d) Not applicable.

(e) The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or MGP Advisers Limited Partnership (“MGP”), the corporate general partner of the Fund, any of the Fund's or MGP 's executive officers or directors, any of the Fund’s Individual General Partners or any person controlling the Fund or MGP or any executive officer or director of any corporation or other entity ultimately in control of the Fund or MGP and any person with respect to any securities of the Fund or MGP (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

(a) Reference is hereby made to Section 1 "Background and Purpose of the Offer" of the Notice of Offer, which is incorporated herein by reference.

(b) Reference is hereby made to Section 1 "Background and Purpose of the Offer" of the Notice of Offer, which is incorporated herein by reference.

(c)  The Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or MGP; (2) a purchase, sale or transfer of a material amount of assets of the Fund or MGP; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of managers or management of the Fund or MGP, including but not limited to, any plans or proposal to change the number or the term of managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s or MGP’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund or MGP to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund or MGP becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the "1934 Act"); (8) the suspension of the Fund’s or MGP’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or MGP or the disposition of securities of the Fund or MGP other than as described above and in the Fund’s Confidential Private Placement Memorandum; or (10) any changes in the Fund’s or MGP’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund or MGP.

(d)  Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

(a) The funds to be used to satisfy tenders in the Offer will be obtained by utilizing cash on hand and/or liquidating a portion of the portfolio securities of the Fund.  Based upon an unaudited NAV per Unit calculated as of September 26, 2007, an estimated cash amount of $2,144,664 would be required in order to purchase the maximum amount of Units that may be tendered pursuant to the Offer.  Reference is hereby made to Section 2 "Offer" of the Notice of Offer, which is incorporated herein by reference.

(b)  Not applicable.

(c)  Not applicable.

(d) None of the funds or other consideration to be paid to Limited Partners tendering pursuant to the Offer is, or is expected to be, borrowed, directly or indirectly.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)  MGP holds 218.4264 Units (or 12.2% of the Units outstanding), representing the entire corporate general partner interest of the Fund.  AWM Investment Company, Inc. (“AWM”), is the general partner of MGP and Austin W. Marxe, David M. Greenhouse and Adam Stettner are the limited partners of MGP (the “Principals”).  Mr. Marxe and Mr. Greenhouse are the sole shareholders and executive officers of AWM and along with Dianne Marxe are the sole directors of AWM.  Mr. Marxe holds 16.6848 Units (or 0.9% of the Units outstanding), Mr. Greenhouse holds 3.4580 Units (or 0.2% of the Units outstanding) and Mr. Stettner holds 0 Units (or 0% of the Units outstanding).  The Fund also has five Individual General Partners: Austin W. Marxe is the Managing Individual General Partner of the Fund and holds 16.6848 Units (or 0.9% of the Units outstanding), Peter W. Williams is an Individual General Partner of the Fund and holds 21.2013 Units (or 1.2% of the Units outstanding), William Austin is an Individual General Partner of the Fund and holds 0.2719 Units (or less than 0.1% of the Units outstanding), Stanley S. Binder is an Individual General Partner of the Fund and holds 1.0545 Units (or less than 0.1% of the Units outstanding), and Delcour S. Potter is an Individual General Partner of the Fund and holds 0.2719 Units (or less than 0.1% of the Units outstanding).  All ownership information provided in this paragraph is as of July 1, 2007.  The address of MGP and each of the Principals and Individual General Partners is currently 527 Madison Avenue, Suite 2600, New York, New York 10022, (212) 319-6670.

(b)  There have not been any transactions involving the Units that were effected during the past 60 days by the Fund or MGP, any executive officer or director of the Fund or MGP, any person controlling the Fund or MGP, any executive officer or director of any corporation ultimately in control of the Fund or MGP or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.  The Fund issues interests in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the Securities Act of 1933 in amounts equal to the NAV on the date of each such sale.  Within the past 60 business days, the Fund has not issued any Units.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

(b)   Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

(a)
The Fund's financial information for the period ended December 31, 2006 has been audited by Weiser, LLP, and is incorporated herein by reference to the Certified Shareholder Report filed with the SEC on March 7, 2007 (File number 914248-07-000005).  The Fund’s financial information for the period ended June 30, 2007 is incorporated herein by reference to the Certified Shareholder Report filed with the SEC on August 24, 2007 (File number 914248-07-000026).  Copies of the Fund's financial information may be found on the SEC's website at WWW.SEC.GOV or may be obtained free of charge by calling the Fund at (212) 319-6670.

(b)-(c)  Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a)  (1)   None.

      (2)   None.

     (3)    Not Applicable.

     (4)    Not Applicable.

     (5)    None.

(b) The Notice of Offer, attached hereto as Exhibit A, is incorporated herein by reference in its entirety.

ITEM 12.  EXHIBITS.

(a)           (1)     Form of Cover Letter to Limited Partners.

(2)     Notice of Tender Offer.

(3)     Tender Form

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPECIAL SITUATIONS FUND III, L.P.

                         BY: MGP ADVISERS LIMITED PARTNERSHIP

By:   /s/ Austin W. Marxe

Austin W. Marxe
Managing Individual General Partner
October 1, 2007

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EXHIBIT INDEX

EXHIBITS

99. (a)(1)     Form of Cover Letter to Limited Partners
99. (a)(2)     Notice of Tender Offer
99. (a)(3)     Form of Tender Form

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